EXHIBIT 99.1

Skycorp Solar Group Limited Announces $3.6 Million Second Private Placement, Bringing Total Recent PIPE Funding to $6.6 Million

NINGBO, China, May 06, 2026 (GLOBE NEWSWIRE) -- Skycorp Solar Group Limited (“Skycorp” or the “Company”) (NASDAQ: PN), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, today announced that it has entered into Securities Purchase Agreements (the “Agreements”) for a second round of private placement (PIPE) financing. Pursuant to the Agreements dated May 6, 2026, the Company will issue a total of 1,685,000 Class A Ordinary Shares to raise $3.6 million. Building upon the Company's previously announced $3.0 million PIPE financing on May 1, 2026, this second round brings the total capital raised across the two recent placements to $6.6 million.

The purchase price for this second round of financing is set at USD2.1365 per share. This price represents a 30.19% discount to the arithmetic average of the Company's official daily closing prices on the Nasdaq Capital Market over the 15-consecutive-trading-day period from April 15, 2026, through May 5, 2026, which was calculated to be USD3.0603 per share.

The $3.6 million private placement is being subscribed to by four unaffiliated institutional investors. Demonstrating continued confidence in the Company, three institutional investors from the first PIPE round have expanded their positions: Hoping Group Limited, Matrix Sea Limited, and Hoping AI Machine Pte Ltd. In addition, the Company welcomes Helios Tech Limited as a new investor in this round, which subscribed for 1,295,500 shares for an amount of USD2,767,834. None of the investors are affiliates of the Company, and no executive or controlling person of the investors currently serves as a director or officer of Skycorp.

To ensure market stability, all newly issued Class A Ordinary Shares under this transaction are subject to a six-month lock-up period commencing on May 6, 2026. During this period, the investors may not sell, transfer, pledge, or hedge the shares without the Company's prior written consent.

Following the successful completion of both the May 1 and May 6 PIPE transactions, the Company will have issued an aggregate of 3,379,000 new Class A Ordinary Shares across the two rounds, thereby increasing its total outstanding share capital to 13,900,025 shares.

The Company intends to use the net proceeds from this offering for general corporate purposes, including working capital, business development, and potential strategic transactions.

“This financing will also be used for the exploration, feasibility study, project application and other related expenses for a potential 200MW wind farm project located in Chengde, Hebei Province, China,” Mr. Huang Weiqi, Chief Executive Officer of Skycorp added.

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About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with worldwide clients, it aims to expand offerings of solar PV products and energy solutions for enterprise customers. For more information, please visit: https://ir.pnrenewables.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Skycorp Solar Group Limited

Cathy Li

Investor Relations

Email: pr@pnrenewables.com

Tel: +86 185 0252 9641 (CN)

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

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